SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

SEC
Mail Processing
Section

JAN 16 2009

Washington, DC
101

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SUPPL

January 5, 2009

Our contact
Marianne Bergström

[redacted]

09045220

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published December 19 and 30, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
FEB 02 2009
THOMSON REUTERS

Published	Item	Document name	Required by
December 19, 2008	Press Release	Skanska to build foundation for transit hub in New York for USD 70 M, about SEK 560 M	law and by the listing agreement with Stockholm Stock Exchange
December 30, 2008	Press Release	Skanska awarded Brooklyn Bridge Park contract in New York for USD 48 M, about SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

December 19, 2008
08:30 am CET

Skanska to build foundation for transit hub in New York for USD 70 M, about SEK 560 M

Skanska has been contracted to construct the foundation for the Fulton Street Transit Center in Lower Manhattan in New York. The contract amounts to USD 70 M, about SEK 560 M, which is included in order bookings for the fourth quarter. The customer is the New York City Transit Authority.

The Fulton Street Transit Center is a planned hub for a number of subway lines within the Ground Zero area. Skanska will be responsible for the foundation work for the new transit center.

The project involves laying a foundation platform 16 m (53 feet) below street level. The project involves demolition of existing basements of buildings on the site as well as underpinning of some of the buildings in the area. Extensive excavation, piling and grouting work is required.

Work begins immediately and is scheduled for completion in 20 months.

This autumn, Skanska completed the Dey Street Concourse project, which is an underground pedestrian system to link Fulton Street Transit Center with a number of subway lines and PATH commuter train station in the area. Skanska is also currently involved in construction of the PATH station. All projects are part of the reconstruction program for the World Trade Center area on lower Manhattan.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,500 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 10.8 billion in 2007.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

December 30, 2008
08:30 am CET

Skanska awarded Brooklyn Bridge Park contract in New York for USD 48 M, about SEK 310 M

Skanska has been awarded Phase 1 of the Brooklyn Bridge Park project in New York City. The contract amounts to USD 48 M, about SEK 310 M, which is included in order bookings for the fourth quarter of 2008. The customer is Brooklyn Bridge Park Development Corporation (BBPDC).

The first phase of the park, comprising 38,000 square meters at Pier 1, will include 400 meters of promenade along the East River, 10,000 square meters of lawn and 700 new trees. Skanska has begun preliminary work at the site.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication, Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END